EXHIBIT I

Financing Parameters

1.  Maintenance of Equity Ratio. During the Authorization Period, KeySpan's common equity will be at least 30% of its consolidated capitalization, and each Utility Subsidiary's common equity will be at least 30% of its capitalization.

2.  Investment Grade Debt. KeySpan commits that any long-term debt issued by it to unaffiliated parties pursuant to the authority requested hereby will be rated or will meet the qualifications for being rated investment grade by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act).47 3.  Effective Cost of Money on Borrowings. The effective cost of money on long-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the interest rate borne by comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the London interbank offer rate (LIBOR).

4.  Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed 500 basis points over LIBOR.

5.  Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

6.  Issuance Expenses. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm’s-length credit or financing transaction with an unaffiliated person.

47 For example, debt which may not be rated could consist of private placement arrangements for which a rating is not required.

7.  EWG and FUCO Investments. KeySpan’s “aggregate investment” in EWGs and FUCOs, as defined in Rule 53 under the Act, in an amount equal to the amount permitted by the Commission in this Application/ Declaration (File No. 70-10063.48

8.  Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for lawful corporate purposes, including (i) refinancing acquisition debt for the Mergers, (ii) financing, in part, investments by and capital expenditures of KeySpan and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, Rule 58 Subsidiaries, and ETCs, (iii) the repayment, redemption, refunding or purchase by KeySpan or any Subsidiary of any of its own securities pursuant to Rule 42, and (iv) financing working capital requirements of KeySpan and its Subsidiaries.

         No financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding, or a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 of the Act and Rule 58.49 KeySpan states that the aggregate amount of proceeds of financing and KeySpan Guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to KeySpan's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed the limitations set forth in the Application/ Declaration approved in this is proceeding (File No.70-10063).50 Further, KeySpan represents that proceeds of financing and KeySpan Guarantees and Nonutility Subsidiary Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. KeySpan further represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Nonutility Subsidiaries.

48 The EWG/FUCO financing parameter contained in the Financing Application stated that KeySpan’s aggregate investments in EWGs and FUCOs would not exceed 250% of the consolidated retained earnings of KeySpan after giving effect to the accounting adjustments required in connection with the Merger. Since the Application/Declaration filed in this proceeding (File No. 70-10063) requests a modification to the cap on EWG/FUCO investments, the item in the Financing Parameter has been modified to account for that change.

49 17 C.F.R. §250.58.

50 In the Financing Application, KeySpan committed to an EWG/FUCO aggregate investment cap of 250% of KeySpan’s “consolidated retained earnings” as approved in the Financing Order. The EWG/FUCO commitment has been modified to accommodate the changes in the cap that KeySpan is requesting in the Application/Declaration filed in this proceeding (File No. 70-10063).